Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1     Name and Address of Company
Goldcorp Inc. (“Goldcorp”)
Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8
Item 2     Date of Material Change
July 31, 2008.
Item 3     News Release
A news release with respect to the material change referred to in this report was disseminated through Marketwire on July 31, 2008 and subsequently filed on SEDAR.
Item 4     Summary of Material Change
Goldcorp announced that it has entered into a definitive business combination agreement (the “Business Combination Agreement”) with Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to which Gold Eagle and Goldcorp will combine their respective businesses (the “Transaction”).
Item 5     Full Description of Material Change
Goldcorp announced that it has entered into the Business Combination Agreement to combine their respective businesses.
The Transaction will be structured as a Plan of Arrangement under the Business Corporations Act (Ontario) between Goldcorp and Gold Eagle.
On completion of the Transaction, all Gold Eagle common shares will be exchanged for
(i)	$ 13.60 per Gold Eagle common share; or

(ii)	0.292 of a Goldcorp Common Share plus $0.0001; or

(iii)	any combination thereof,
subject to pro-ration in accordance with the Business Combination Agreement.

Completion of the Transaction is subject to customary conditions, including a favourable vote of holders of Gold Eagle common shares at a special meeting of shareholders called to approve the Transaction and the receipt of all necessary court and regulatory approvals.
The Business Combination Agreement includes a commitment by Gold Eagle not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. Gold Eagle has agreed to pay a break fee of C$44 million to Goldcorp in certain circumstances and has granted Goldcorp the right to match competing offers.
Holders of approximately 10.5% of the outstanding Gold Eagle shares, including certain institutional holders and all directors and officers of Gold Eagle have entered into voting lock-up agreements (the “Voting Lock-Up Agreements”) with Goldcorp pursuant to which they have agreed to vote in favour of the Transaction. The Voting Lock-Up Agreements may be terminated in certain circumstances.
Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7     Omitted Information
Not applicable.
Item 8     Executive Officer
For further information, contact Charles Jeannes, Executive Vice President, Corporate Development of Goldcorp at (604) 696-3000.
Item 9     Date of Report
August 7, 2008.
Cautionary Notice: This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation and United States securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between Goldcorp and Gold Eagle and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Gold Eagle will approve the Transaction, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Goldcorp or Gold Eagle and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of Goldcorp and Gold Eagle available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Goldcorp undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.
This material change report and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.